UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-38773

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Entry into a Material Definitive Agreement

China SXT Pharmaceuticals, Inc. (the “Company” or “SXTC”) today announced that on March 13, 2025, it entered into a warrant exchange agreement (the “Exchange Agreement”) with certain holders (the “Holders”) of 28,400,000 warrants (the “Warrants”) received from a private investment in public equity (“PIPE”) on January 21, 2025, with customary anti-dilution clauses, each of which is exercisable to purchase approximately 1.52 ordinary shares of the Company with no par value (the “Ordinary Shares”), after taking into account the effectuation of the reverse stock split on February 25, 2025 and the reset adjustment on January 28, 2025, pursuant to the Warrant Agreement (previously filed as Exhibit 99.2 to the Current Report on Form 6-K filed with the Securities and Exchange Commission on January 27, 2025), and which, collectively, are exercisable to purchase 43,134,871 Ordinary Shares in total, at a purchase price of $0.66 per share of the Company.

Pursuant to the Exchange Agreement, the Holders agreed to surrender 28,400,000 Warrants for cancellation and the Company agreed, in exchange, to issue an aggregate of 11,225,000 Ordinary Shares to the Holders (the “Exchange Shares”). The Exchange Shares are being made in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended.

The Exchange Agreement and the transactions contemplated thereby have been approved by the board of directors of the Company. The Exchange Shares have been delivered to the Holders on March 18, 2025.

As of the date of this Current Report on Form 6-K, the total number of the Company’s outstanding Ordinary Shares amounted to 13,763,268 shares.

The foregoing description of the Exchange Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of such document, which is attached as Exhibit 99.1 to this Current Report on Form 6-K and are incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Warrant Exchange Agreement dated March 13, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 19, 2025

China SXT Pharmaceuticals, Inc.

By:	/s/ Feng Zhou
Name:	Feng Zhou
Title:	Co-Chief Executive Officer

By:	/s/ Simon Lim Sze Beng
Name:	Simon Lim Sze Beng
Title:	Co-Chief Executive Officer

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